UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission file number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam
4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) held on November 28, 2022, at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

The Company’s shareholders voted upon all the proposals on the Meeting’s agenda, each of which is described in more detail in the Company’s Revised Proxy Statement for the Meeting, which was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on October 20, 2022.

Each of agenda items 1, 3, and 4 were voted upon and approved by the required majority of the Company’s shareholders, while agenda item 2 was not approved by the required majority of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2022

REE Automotive LTD.

By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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